

May 7, 2024

Chris Ehrlich
Chief Executive Officer
Launch One Acquisition Corp.
2201 Broadway
Suite 705
Oakland, CA 94612

> **Re: Launch One Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **CIK 0002015502**

Dear Chris Ehrlich:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Proceeds to be held in trust account, page 20

1. We note your disclosure here and elsewhere in the prospectus that the proceeds of the offering and private warrants will not be released from the trust account "until the earliest of (i) the completion of [y]our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination . . ." Please tell us how this early release of proceeds from the trust is consistent with disclosures stating that no proceeds held in the trust account will be available for your use, except for redemptions and to withdraw interest to pay income taxes, unless and until you complete your initial business combination, and with disclosures that shareholders have the opportunity to redeem shares upon completion of a business combination. We may have further comments upon review of your response.

If we seek shareholder approval of our business combination . . . , page 43

2.   We note the disclosure that your sponsor, initial shareholders, directors, officers, advisors and their affiliates may purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination. We also note disclosure that any purchase may be at a price per share that is different from the amount per share a public shareholder would receive if it elected to redeem its shares. Please provide your analysis on how such potential purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Risk Factors
If our initial business combination involves a company organized under the laws of the United States . . ., page 82

3.   We note that following your possible domestication, your securities would "continue to trade on NYSE." However, we note your disclosure on the cover page that you intend to apply to have your units listed on Nasdaq. Please revise or advise.

      Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction